UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08028252

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section

MAR 03 2008

Washington, DC
110

SEC FILE NUMBER
8-53596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005-2401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LORRAINE RAINES - +44 207 862 0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MOORE LONDON PLACE, LONDON, SE1 2AF, UK
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID SEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO FINANCIAL MARKETS L.L.C, as of FEBRUARY 27, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me at London, England this 27th day of February 2008

Signature

CHIEF EXECUTIVE

Title

Notary Public London, England
(J. B. BURGESS)
My Commission Expires with Life

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) ~~Facing Page.~~
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Mako Financial Markets, L.L.C. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Independent Registered Public Accounting Firm
London
27 February **2008**

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

		USD '000s
ASSETS		
Cash	$	473
Receivable from clearing broker		239
Brokerage receivable, net		166
Amounts due from affiliates		224
Total assets	$	**1,102**
LIABILITIES AND MEMBER'S CAPITAL		
Brokerage payable	$	30
Other liabilities and accrued expenses		397
Amounts due to affiliates		73
Total liabilities		**500**
Member's capital		602
Total liabilities and member's capital	$	**1,102**

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the Financial Industry Regulatory Authority (''FINRA'') and with the Commodity Futures Trading Commission (''CFTC'').

During the year the Company was wholly owned by Mako Global Derivatives Executives, L.L.P. (the "Parent"), which is part of the Mako Group of Companies.

The Company's operations consists of brokering activities in futures, options on equities and indexes and options on futures instruments. The Company's clients primarily comprise institutional and proprietary trading businesses.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income is recognized on an accrual basis, based on the trade date of the transaction.

General and Administrative

The Company receives services from Mako Europe Limited, part of the Mako Group, for no charge.

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method. Property and equipment amounting to $36,500 is fully depreciated but remains in use by the Company.

Receivable from Clearing Broker

Amounts receivable from clearing broker represent cash held at the clearer as a security deposit.

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal state or local income taxes is recorded in the financial statements, since the Company is not subject to Federal, State or local income taxes.

Under US tax sharing agreements the Company is disregarded for Federal income tax purposes. This arrangement exists within the Mako Group such that all income and deductions from each member are reported at the Parent level. For the year ended December 31, 2007 the Group did not incur any US taxable income and as such the Company did not recognize any tax liability.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker on behalf of trading activities of its customers. All customer transactions outstanding at December 31, 2007 settled without adverse effect on the Company's financial activities.

Brokerage Receivable and Payable

Brokerage receivable represents commission receivable from the company's clients for trades arranged. Brokerage commission receivables are shown net of provisions for doubtful debts of $75,000. Brokerage payable represents commission payable to other brokers for trades arranged through them.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 and CFTC Regulation 1.17 which requires the maintenance of a minimum net capital of the greater of 6 2/3 % of aggregated indebtedness or $45,000. Net capital changes from day to day, but at December 31, 2007, the Company had net capital of $208,000, which exceeded its requirement of $45,000 by $163,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

NOTE D – FAIR VALUES

All assets and liabilities which qualify as financial instruments are recorded at amounts approximating fair value due to the short term nature of such balances.

NOTE E - RELATED PARTIES

The Company has an informal intercompany expense sharing agreement that recharges indirect expenses from the Company to the Mako Group for services rendered. At December 31, 2007 the Company has amounts due from affiliates of $208,000 in respect of commission income charged during the year. The Company also had amounts due to affiliates of $73,000 received to fund the operations of the Company.

NOTE F - MEMBERS' EQUITY

The Company issued 100% of its ownership interest to the Parent. The Parent's liability is limited to the value of Member's Capital contributed.

NOTE G - 401(k) PLAN AND OVERSEAS PLAN

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan. Participants of the plan are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar.

The Company also sponsors a UK based pension plan through the Mako Group. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar.

NOTE H – RISK DISCLOSURE

There is no geographical or counterparty concentration risk. The maximum credit risk is represented by brokerage receivable (net of provision). All brokerage transactions are settled through a clearing broker on a 'delivery versus payment' basis, as a result there is no settlement risk.

NOTE I – RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board ('FASB') has issued FASB Interpretation No. 48, 'Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109' ('FIN 48'). Fin 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 'Accounting for Taxes'. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and transition. FIN 48 is effective for fiscal years commencing after December 27, 2007. The Company will adopt FIN 48 for the fiscal period commencing January 1, 2008. The effect of FIN 48 on the Company's financial statements is not expected to be material.

The FASB has issued SFAS No. 157, 'Fair Value Measurements' (SFAS 157'). SFAS defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years commencing after November 15, 2007. The Company will adopt SFAS 157 for the fiscal period commencing January 1, 2008. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which require retrospective application of SFAS 157. The transition adjustment, if any, will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The effect of SFAS 157 on the Company's financial statements is not expected to be material.

END